

17017144

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/15 (MM/DD/YY) AND ENDING 10/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Vesey Street
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Taragin 212-225-5158
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Taragin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Capital (USA) Inc., as of October 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA RAMIREZ
Notary Public - State of New York
No. 01RA6152566
Qualified in New York County
My Commission Expires December 28, 2018



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Computation for the determination of the PAB Account Reserve Requirements under Rule 15c3-3.

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Holdings (US) Inc.)

Statement of Financial Condition

October 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Scotia Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc. (a wholly owned subsidiary of Scotia Holdings (US) Inc.) (the Company), as of October 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Scotia Capital (USA) Inc. as of October 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 22, 2016

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Holdings (US) Inc.)
Statement of Financial Condition
October 31, 2016

Assets

Cash and cash equivalents	$ 32,154,138
Cash on deposit with clearing organizations	388,064,623
Cash and securities segregated under federal and other regulations	270,609,690
Receivable from brokers and dealers	30,768,898
Deposits paid for securities borrowed	9,312,205,181
Securities received as collateral, at fair value	1,694,651,543
Securities purchased under agreements to resell	816,891,859
Receivable from customers	29,265,631
Securities owned, at fair value (including $411,108,695 pledged to creditors)	1,015,819,875
Accrued fees and interest receivable	49,345,635
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $830,555	2,374,461
Goodwill	72,304,509
Receivable from affiliates	7,287,224
Other assets	26,358,135
Total assets	$ 13,748,101,402

Liabilities and Stockholder's Equity

Liabilities:	
Payable to brokers, dealers, and clearing organizations	$ 36,929,069
Deposits received for securities loaned	5,411,860,430
Obligation to return securities received as collateral, at fair value	1,694,651,543
Bank loan payable	1,133,810,422
Securities sold under agreements to repurchase	2,926,288,758
Payable to customers	125,443,459
Securities sold, not yet purchased, at fair value	859,249,624
Payable to affiliates	340,210,191
Accounts payable, accrued expenses, and other liabilities	96,386,373
Accrued fees and interest payable	13,780,542
	12,638,610,411
Commitments and contingencies	
Subordinated borrowings	450,000,000
Stockholder's equity:	
Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares	30,000
Additional paid-in capital	147,469,302
Retained earnings	511,991,689
Total stockholder's equity	659,490,991
Total liabilities and stockholder's equity	$ 13,748,101,402

See accompanying notes to statement of financial condition.

(1) Organization

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Holdings (US) Inc. (the Parent), whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). On October 3, 2016, Scotia Capital Inc., a Canadian Broker Dealer, and former parent of the Company transferred its full interest in the Company to Scotia Holdings (US) Inc. The Company transfer was based on an effort by the Ultimate Parent to reposition U.S. entities within a consolidated U.S. entity framework. The Company is a registered broker and dealer in securities with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), the Options Clearing Corp (OCC), the New York Stock Exchange as well as other Exchanges. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA). The Company's primary business activities are corporate debt and equity underwriting, securities borrow and loan, trading in Canadian and U.S. securities on a receive versus payment and delivery versus payment (RVP/DVP) basis and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors. The Company uses affiliates in Latin America and Canada to execute and clear its RVP/DVP business.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value of financial instruments, valuation of deferred tax assets, and litigation reserves, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in banks.

(c) Collateralized Financing Transactions

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed and loaned transactions are entered into with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender and is reflected in the statement of financial condition as deposits paid for securities borrowed. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount in excess of the market value of securities loaned and is reflected in the statement of financial condition as deposits received for securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities sold under agreements to repurchase and securities purchased under agreements to resell are also treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. The liabilities and assets which result from these agreements are recorded in the accompanying statement of financial condition at the contract price plus accrued interest. Where such agreements are entered into to finance securities that form part of the Company's securities inventory, the market values of the related securities are included in securities owned or securities sold, not yet purchased, respectively.

(d) Securities owned, securities sold, not yet purchased at fair value, and principal transactions

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, *Fair Value Measurement.*

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition in receivable from brokers and dealers.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations to the extent which such assets will be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, *Income Taxes.* Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f) Furniture, Equipment, and Leasehold Improvements

Below is a summary of the carrying value and accumulated depreciation of furniture, equipment and leasehold improvements at October 31, 2016:

		Accumulated Depreciation	Carrying Value
Equipment	$	597,005	832,694
Leasehold Improvements		233,550	1,541,767
	$	830,555	2,374,461

(g) Goodwill

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is reviewed for impairment annually, or whenever events or circumstances suggest that it may be more likely than not the fair value of the reporting unit is below its carrying amount. The Company performs its annual test of impairment of goodwill on the last business day of October in order to align the timing with year-end financial reporting.

On November 1, 2012, an affiliate contributed all of its interests in Howard Weil to the Company. As a result of the contribution, the Company recorded goodwill in the amount of $72.3 million, which was previously recognized by an affiliate as a result of its acquisition of Howard Weil in April of 2012.

The Company identified two reporting units in accordance with ASC 350, the Howard Weil reporting unit and the Scotia Capital (USA) Inc. reporting unit. The entire goodwill balance was assigned to the Howard Weil reporting unit. Goodwill impairment tests involve judgments in determining the estimate of future cash flows, discount rates, long-term growth rates, economic forecasts and other assumptions. The Company performed its goodwill impairment test as of October 31, 2016 and determined that there was no impairment.

(3) Related-Party Transactions

Effective November 1, 2012, the Company entered into a revenue transfer pricing agreement with the Ultimate Parent and its affiliates. The agreement employs a residual profit split methodology applied between the Global Banking and Markets business segment of the Ultimate Parent and its subsidiaries. The amounts are calculated by the Ultimate Parent in accordance with the agreement and allocated to the Company.

Included in Securities purchased under agreements to resell is $289,477,734 with the Ultimate Parent. Included in Securities sold under agreements to repurchase is $585,288,758 with the Ultimate Parent. Included in Receivable from brokers and dealers is a balance with an affiliate for commodity clearing of $204,105. Included in Cash and cash equivalents is a balance with the Ultimate Parent of $1,937,004.

Included in the accompanying statement of financial condition are securities owned of $120,750,224 of the Ultimate Parent's Corporate Debt and $19,972,084 of securities sold under agreements to repurchase of the Ultimate Parent's Corporate Debt. These amounts are also included in the securities owned and securities sold, not yet purchased noted below. The Company also has Financing Transactions with affiliates and the Ultimate Parent, loans with the Ultimate Parent, Subordinated Borrowings with an affiliate and a lease arrangement with the Ultimate Parent indicated in the Financing Transactions (note 5), Credit Facility (note 7), Subordinated Borrowings (note 8) and Commitment and Contingencies (note 10) notes herein.

Included in the accompanying statement of financial condition are the following related party balances:

Description	Ultimate Parent	Affiliates	Total
Assets			
Cash and cash equivalents	$ 1,937,004	-	1,937,004
Receivable from brokers and dealers	-	2,764,790	2,764,790
Deposits paid for securities borrowed	1,628,550,213	4,607,831,955	6,236,382,168
Securities purchased under agreements to resell	289,477,734	-	289,477,734
Securities owned, at fair value	120,750,225	-	120,750,225
Receivable from affiliates	-	7,287,224	7,287,224
Receivable from customers	-	1,267,363	1,267,363
Total	$ 2,040,715,176	4,619,151,332	6,659,866,508

Description	Ultimate Parent	Affiliates	Total
Liabilities			
Deposits received for securities loaned	$ 30,983,583	1,961,353,630	1,992,337,213
Securities sold under agreements to repurchase	585,288,758	-	585,288,758
Securities sold, not yet purchased, at fair value	19,972,084	-	19,972,084
Bank loan payable	1,133,810,422	-	1,133,810,422
Payable to affiliates	-	340,210,191	340,210,191
Payable to customers	-	1,081,352	1,081,352
Total	$ 1,770,054,847	2,302,645,173	4,072,700,020

(4) Receivable from and payable to Brokers, Dealers and Customers

Amounts receivable from and payable to brokers, dealers, and customers at October 31, 2016 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 13,795,730	34,919,639
Receivable from/payable to brokers and dealers	16,973,168	2,009,430
	$ 30,768,898	36,929,069

	Receivable	Payable
Receive and delivery versus payment customers	$ 29,265,631	5,072,447
Prime brokerage customers	—	120,371,012
	$ 29,265,631	125,443,459

The Company has receivables and payables for financial instruments sold to and purchased from brokers, dealers and customers, which arise in the ordinary course of business. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the broker, dealer or customer in question.

(Continued)

(5) Financing Transactions

Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount in excess of the market value of the securities loaned. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received at fair value, and a liability for the same amount at fair value, representing the obligation to return these securities. The fair value of securities borrowed where cash of $9,312,205,181 has been deposited with the lender was $9,141,791,667 and the fair value of securities loaned where cash of $5,411,860,430 has been received from the borrower was $5,190,057,294. In securities purchased under agreements to resell transactions, the fair value of collateral purchased is $807,561,026 with the agreement to resell at $816,891,859 at October 31, 2016. In securities sold under agreements to repurchase transactions, the fair value of collateral sold is $3,161,098,485 with the agreement to repurchase at $2,926,288,758 at October 31, 2016. In security for security transactions, the fair value of securities borrowed was $5,339,784,811 and securities pledged $5,323,293,849 at October 31, 2016. At October 31, 2016 the Ultimate Parent guaranteed $891,000,000 in financing transactions with external counterparties.

The Company monitors the fair value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

To maintain reliable funding under a wide range of market conditions, including under periods of stress, the Company manages these activities by taking into consideration the quality of the underlying collateral, and stipulating financing tenor. Additionally, the Company maintains counterparty diversification by assessing counterparty reliability and stability under stress. It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral in order to maintain contractual margin protection. For resale and repurchase agreements, when necessary, the Company posts additional collateral in order to maintain contractual margin protection.

The resale and repurchase agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. Events of default generally include (i) failure to deliver cash or securities as required under the transaction, (ii) failure to provide or return cash or securities as used for margining purposes, (iii) breach of representation, (iv) cross-default to another transaction entered into among the parties, or, in some cases, their affiliates, and (v) a repudiation of obligations under the agreement. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis, where the collateral is maintained by a custodian and operational limitations may restrict its use of the securities.

Similar to the resale and repurchase agreements, securities borrowing and lending agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other default by the other party under the relevant master agreement. Events of default and rights to use securities under the securities borrowing and lending agreements are similar to the resale and repurchase agreements referenced above.

With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed

(Continued)

and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The following tables present the gross and net resale and repurchase agreements and securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45, as of October 31, 2016. The tables also include amounts related to financial instruments that are not permitted to be offset under ASC 210-20-45 but would be eligible for offsetting to the extent that an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained.

	Securities purchased under agreements to resell	Deposits paid for securities borrowed	Securities received as collateral, at fair value	Total
Gross amounts of recognized assets	$ 816,891,859	9,312,205,181	1,694,651,543	11,823,748,583
Gross amounts offset on the Statement of Financial Condition	-	-	-	-
Net amounts of assets included on the Statement of Financial Condition	816,891,859	9,312,205,181	1,694,651,543	11,823,748,583
Amounts not offset on the Statement of Financial Condition but eligible for offsetting upon counterparty default	-	-	-	-
Net amounts	816,891,859	9,312,205,181	1,694,651,543	11,823,748,583

	Securities sold under agreements to repurchase	Deposits received for securities loaned	Obligation to return securities received as collateral, at fair value	Total
Gross amounts of recognized liabilities	$ 2,926,288,758	5,411,860,430	1,694,651,543	10,032,800,731
Gross amounts offset on the Statement of Financial Condition	-	-	-	-
Net amounts of liabilities included on the Statement of Financial Condition	2,926,288,758	5,411,860,430	1,694,651,543	10,032,800,731
Amounts not offset on the Statement of Financial Condition but eligible for offsetting upon counterparty default	-	-	-	-
Net amounts	2,926,288,758	5,411,860,430	1,694,651,543	10,032,800,731

The following table presents the gross amount of assets associated with reverse repurchase agreements and securities borrowing agreements, by remaining contractual maturity as of October 31, 2016:

	Open and Overnight	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities purchased under agreements to resell	$ 816,891,859	-	-	-	816,891,859
Deposits paid for securities borrowed	8,949,766,316	48,492,662	52,263,340	261,682,863	9,312,205,181
Securities received as collateral, at fair value	1,694,651,543	-	-	-	1,694,651,543
Total	11,461,309,718	48,492,662	52,263,340	261,682,863	11,823,748,583

The following table presents the gross amount of assets associated with reverse repurchase agreements and securities borrowing agreements, by class of underlying collateral as of October 31, 2016:

	Securities purchased under agreements to resell	Deposits paid for securities borrowed	Securities received as collateral, at fair value	Total
U.S. and Canadian government obligations	$ 816,891,859	-	702,166,824	1,519,058,683
Corporate debt	-	1,826,627,356	117,370,012	1,943,997,368
Common stock	-	7,350,424,714	875,114,707	8,225,539,421
Other foreign government obligations	-	135,153,111	-	135,153,111
Total	816,891,859	9,312,205,181	1,694,651,543	11,823,748,583

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, by remaining contractual maturity as of October 31, 2016:

(Continued)

	Open and Overnight	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities sold under agreements to repurchase	$ 2,926,288,758	-	-	-	2,926,288,758
Deposits received for securities loaned	5,346,244,729	63,679,933	-	1,935,768	5,411,860,430
Obligation to return securities received as collateral, at fair value	1,694,651,543	-	-	-	1,694,651,543
Total	9,967,185,030	63,679,933	-	1,935,768	10,032,800,731

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, by class of underlying collateral as of October 31, 2016:

	Securities sold under agreements to repurchase	Deposits received for securities loaned	Obligation to return securities received as collateral, at fair value	Total
U.S. and Canadian government obligations	$ 585,288,758	-	702,166,824	1,287,455,582
Corporate debt	1,510,478,790	212,589,280	117,370,012	1,840,438,082
Common stock	815,476,272	5,197,508,700	875,114,707	6,888,099,679
Other foreign government obligations	15,044,938	1,762,450	-	16,807,388
Total	2,926,288,758	5,411,860,430	1,694,651,543	10,032,800,731

(6) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities carried at fair value as follows:

	Owned	Sold, not yet purchased
U.S. and Canadian government obligations	$ 87,343,650	304,013,621
Canadian provincial obligations	57,551,809	17,503,727
Corporate debt obligations	779,331,731	334,044,305
Common stock	18,506,726	141,263,605
Other foreign government obligations	73,085,959	62,424,366
	$ 1,015,819,875	859,249,624

(Continued)

(7) Credit Facility

As of October 31, 2016, the Company had bank loans with the Ultimate Parent amounting to $1,133,810,422. The loans are on an overnight basis and the Credit Facility expires on March 28, 2017, but may be renewed by the Company for an additional 364 days upon written notice to the Ultimate Parent at least 91 days prior to the expiration date. In addition, the Company had unused credit facilities of $954,000,000 with the Ultimate Parent.

(8) Subordinated Borrowings

The Company has entered into a revolving note and cash subordination agreement (the note) with an affiliate of the Ultimate Parent, amounting to $750,000,000. The note is covered by an agreement approved by the FINRA, and is thus available in computing net capital under the SEC's uniform net capital rule. The note is scheduled to mature on May 31, 2020 and $450,000,000 was outstanding at October 31, 2016.

(9) Employee Benefit Plans

The Company maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

(10) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2024, whereby the Company is committed to pay minimum total obligations of $32,687,941.

The Company also leases office space in New Orleans, Houston and Boston under operating leases. The Company's future minimum lease commitments under these operating leases as of October 31, 2016 are as follows:

2017	$ 4,419,774
2018	4,240,992
2019	4,159,692
2020	3,914,542
2021	3,917,732
Thereafter	14,779,898
	$ 35,432,630

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations

would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions, including actions relating to its underwriting business. We also are subject to various governmental and regulatory examinations and information-gathering requests. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of its operations.

(11) Regulatory Requirements

The Company is a registered broker dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 (SEC Net Capital Rule), FINRA and Regulation 1.17 of the Commodity Exchange Act (CFTC Rule). The Company has elected to use the alternative method permitted by the SEC Net Capital Rule, which requires that it maintain minimum net capital of the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC Rule requirement representing the sum of 8% of customer risk maintenance margin requirement and 8% of non-customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital. At October 31, 2016, the Company's net capital was $653,674,470 which was $609,318,131 in excess of its required net capital of $44,356,339 as of October 31, 2016.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of October 31, 2016, the Company had qualified securities in the amount of $263,814,979 segregated in the special reserve bank account, which is recorded in the accompanying statement of financial condition in Cash and securities segregated under federal and other regulations.

In accordance with SEC Rule 15c3-3, the Company computed a reserve for the proprietary accounts of broker dealers (PAB). As of October 31, 2016, the Company had qualified securities in the amount of $4,995,576 on deposit in a reserve bank account, which is recorded in the accompanying statement of financial condition in Securities segregated under federal and other regulations.

(12) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

At October 31, 2016, the deferred tax assets of $15,003,469 were composed of temporary differences due to deferred compensation accruals and depreciation expenses. As of October 31, 2016, management has not recorded a valuation allowance against its deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings.

At October 31, 2016 the deferred tax liability of $8,269,563 was composed of temporary differences due to the tax effect of non-depreciable goodwill and trademarks from the former parent's contribution of Howard Weil to the Company.

On March 31, 2014, New York State enacted the 2014-15 budget, which amended the existing tax legislation. These changes generally became effective for tax years beginning January 1, 2015.

On April 13, 2015, New York City has adopted most of the state's changes. As the result of these legislative changes, our effective tax rate for year ended October 31, 2016 was 40.6% compared to 43% for the year ended October 31, 2015.

The Company remains open to Federal, New York State, Louisiana, Texas, Massachusetts and New York City examinations for the years ended October 31, 2014 and October 31, 2015. The Company does not anticipate any settlements that would result in a material change to the financial statements.

(13) Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company's securities owned, securities segregated under federal and other regulations, securities received as collateral, securities sold, but not yet purchased, and securities obligated to return received as collateral are recorded at fair value on a recurring basis.

ASC 820 uses a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

The fair values of other financial assets and liabilities consisting primarily of accrued fees, interest receivables and payables, and accounts payable and accrued expenses are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest rates at market rates.

Fair Value Hierarchy

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value

measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. and Canadian government obligations	$ 87,343,650	—	—	87,343,650
Canadian provincial obligations	—	57,551,809	—	57,551,809
Corporate debt obligations		779,331,731	—	779,331,731
Common stock	18,506,726	—	—	18,506,726
Other foreign government obligations	—	73,085,959	—	73,085,959
Total securities owned	105,850,376	909,969,499	—	1,015,819,875
Cash and securities segregated under federal and other regulations	270,609,690			270,609,690
Securities received as collateral	1,577,281,531	117,370,012		1,694,651,543
Total assets at fair value	$ 1,953,741,597	1,027,339,511	—	2,981,081,108
Liabilities:				
U.S. and Canadian government obligations	$ 304,013,621	—	—	304,013,621
Canadian provincial obligations	—	17,503,727	—	17,503,727
Corporate debt obligations	—	334,044,305	—	334,044,305
Common stock	141,263,605	—	—	141,263,605
Other foreign government obligations	—	62,424,366	—	62,424,366
Total securities sold, not yet purchased	445,277,226	413,972,398	—	859,249,624
Obligation to return securities received as collateral	1,577,281,531	117,370,012	—	1,694,651,543
Total liabilities at fair value	$ 2,022,558,757	531,342,410	—	2,553,901,167

The fair value of the Company's securities was determined using a variety of sources as follows:

For common stock, fair value was determined by the closing price of the primary exchanges and is included in Level 1 for those that are actively traded.

(Continued)

For U.S. and Canadian government, Canadian provincial, Corporate debt, and other foreign government obligations, the primary source for pricing is derived from dealer and broker quotes and is included in Levels 1 and 2, respectively.

For securities received as collateral and the obligation to return securities received as collateral, fair value was determined by the closing price of the primary exchanges for those included in Level 1 and from dealer and broker quotes for those included in Level 2.

There were no transfers in or out of Levels 1, 2 or 3.

(14) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. The Company records these transactions on a settlement-date basis, which is generally one business day for U.S. government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2016, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as securities loaned in the statement of financial condition.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $859,249,624 obligation in the accompanying financial statements at the October 31, 2016 fair value of the related securities. The Company will incur a trading loss on the securities if the market price increases, and a trading gain if the market price decreases subsequent to October 31, 2016. In security sales transactions, the Company is subject to risk if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker and dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at or approximate fair value.

(15) Subsequent Events

The Company has evaluated subsequent events for potential recognition and or disclosure from October 31, 2016 through December 22, 2016, when these financial statements were issued, noting none.